

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45285

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____July 1, 2013____ AND ENDING ___June 30, 2014___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lantern Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

        35 Pinelawn Road, Suite 101E
                             (No. and Street)

    Melville   NY   11747
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        Keith Lanton   631-454-2000
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Halpern & Associates, LLC
                  (Name – if individual, state last, first, middle name)

   218 Danbury Roa   Wilton   CT   06897
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*




OATH OR AFFIRMATION

I, _____Keith Lanton_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Lantern Investments, Inc._____ , as of _____June 30_____ , 2014_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

_____Presiden†_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
  Lantern Investments, Inc.

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (the "Company"), and the related notes as of June 30, 2014.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of June 30, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
August 22, 2014

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash and cash equivalents	$ 900,653
Securities owned, at market value	441,480
Receivable from clearing broker	1,066,401
Goodwill, net of accumulated amortization of $72,497	142,741
Furniture, equipment and leasehold improvements, at cost,	
net of accumulated depreciation and amortization of $124,766	10,447
Other assets	178,047
TOTAL ASSETS	$ 2,739,769

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 998,936
Corporate taxes payable	49,107
Deferred rent	10,573
TOTAL LIABILITIES	1,058,616
SHAREHOLDERS' EQUITY	
Preferred stock, $.01 par value; 10,000 shares authorized,	
-0- shares issued and outstanding	-
Common stock, $.05 par value; 30,000 shares authorized,	
10,000 issued and 9,890 shares outstanding	495
Additional paid-in capital	438,747
Retained earnings	1,247,971
Treasury stock, at cost,110 shares	(6,060)
TOTAL SHAREHOLDERS' EQUITY	1,681,153
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,739,769

The accompanying notes are an integral part of this statement.

LANTERN INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing broker, Pershing, LLC. The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per account type, of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include $275,309 being held in money market funds.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a settlement date basis. For financial statement purposes, the difference between settlement date and trade date basis is not material. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

Securities transactions and financing with the clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

Depreciation of property and equipment is provided using straight-line methods over the useful life of the assets. Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors

Fair Value of Investments (Continued)

Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. The following are the Company's investments owned by level within the fair value hierarchy at June 30, 2014:

Description	Total	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments in securities				
Common stock	$ 27,196	$ 27,196	$ -	$ -
Corporate bonds	54,881	52,881	2,000	-
Government agencies	16,097	16,097		-
Municipal bonds	343,306	343,306	-	-
Total	$ 441,480	$ 439,480	$ 2,800	$ -
Percent of total	100.00%	99.50%	0.50%	0.00%

3. FINANCIAL INSTRUMENTS AND RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Financial Instruments and Risk (Continued)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill its contractual obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company executes most of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At June 30, 2014, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

4. PROVISION FOR INCOME TAXES

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax

4. PROVISION FOR INCOME TAXES (continued)

authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2014 management has determined that there are no material uncertain income tax positions. The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

5. GOODWILL

The Company purchased intangible assets from two retired employees under asset purchase agreements. Pursuant to FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("ACS 350"), the intangible assets acquired are determined to be wasting assets, with finite useful lives. As such, these intangible assets are subject to amortization. The financial statements include a charge for amortization in the amount of $16,205 for the year ended June 30, 2014.

6. OTHER ASSETS

Other assets include $28,004 of advances paid to employees and are being expensed over various periods. These advances are reduced through the earning of a "Production Bonus" as stipulated in the various Employment Agreements. If the employee for any reason ceases to be employed by the Company before the date that the Production Bonus is earned, the loan shall become due and payable.

7. COMMITMENTS

The Company leases office space in various locations under non-cancelable lease agreements which expire between July 31, 2013 to August 31, 2017. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

Year Ended June 30,	
2015	$ 293,465
2016	225,191
2017 and thereafter	104,695
Total	$ 623,351

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of June 30, 2014, the Company had not entered into any subordinated loan agreements.

9. DEFERRED RENT

Some of the leases for the Company's office spaces provide for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, while deferred rent payable represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

10. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year end. The Board of Directors has elected to contribute an amount equal to three percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is $86,351 for the year ending June 30, 2014.

11. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $10,761 from a related party.

12. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $1,311,716, which exceeded the minimum requirement of $100,000 by $1,211,716. The Company's net capital ratio was .80 to 1.

14. CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at June 30, 2014 or during the year then ended.

15. SUBSEQUENT EVENTS

Events have been evaluated through August 22, 2014, the date that these financial statements were available to be issued and no further information is required to be disclosed.